UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

AMENDMENT NO. 2

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

American Independence Corp.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

026760 40 5

(CUSIP Number)

Ms. Teresa A. Herbert

96 Cummings Point Road

Stamford, Connecticut 06902

(203) 358-8000

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

June 14, 2004

(Date of Event Which Requires Filing

of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐ ..

Page 1 of 7 Pages

SCHEDULE 13D

CUSIP No. 026760 40 5

1) NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Independence Holding Company

 ____________________________________________________________________________

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑b) ☐

(

____________________________________________________________________________

3) SEC USE ONLY

______________________________________________________________________________

4) SOURCE OF FUNDS WC

______________________________________________________________________________

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

______________________________________________________________________________

6) CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

                                            7) SOLE VOTING POWER

NUMBER OF                             613,401

SHARES                     ____________________________________________________________

BENEFICIALLY                 8) SHARED VOTING POWER

OWNED BY                                 none

EACH                         ____________________________________________________________

REPORTING                     9) SOLE DISPOSITIVE POWER

PERSON                                     613,401

WITH                         ____________________________________________________________

                                            10) SHARED DISPOSITIVE POWER

                                                    none

_____________________________________________________________________________

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,374,555

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

__________________________________________________________________________

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.0%

14) TYPE OF REPORTING PERSON

CO

__________________________________________________________________________

Page 2 of 7 Pages

SCHEDULE 13D

CUSIP No. 026760 40 5

1) NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Madison Investors Corporation

 ____________________________________________________________________________

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑(b) ☐

_____________________________________________________________________________

3) SEC USE ONLY

______________________________________________________________________________

4) SOURCE OF FUNDS WC

______________________________________________________________________________

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

______________________________________________________________________________

6) CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

___________________________________________________________________________

                                                7) SOLE VOTING POWER

NUMBER OF                                 2,761,154

SHARES                         ____________________________________________________________

BENEFICIALLY                 8) SHARED VOTING POWER

OWNED BY                                     none

EACH                              ____________________________________________________________

REPORTING                     9) SOLE DISPOSITIVE POWER

PERSON                                         2,761,154

WITH                             ____________________________________________________________

                                            10) SHARED DISPOSITIVE POWER

                                                            none

______________________________________________________________________________

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,761,154

______________________________________________________________________________

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

__________________________________________________________________________

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.7%

14) TYPE OF REPORTING PERSON

CO

Page 3 of 7 Pages

The following amends the Schedule 13D dated August 8, 2002, as amended (the "Schedule 13D") filed with the Securities and Exchange Commission by Madison Investors Corporation, a Delaware corporation ("Madison Investors"), with respect to the Common Stock, $.01 par value (the "Common Stock") of American Independence Corp., a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 2, the Schedule 13D speaks as of its date.

Item 2 of Schedule 13-D "Identity and Background" is amended as follows:

(a) - (c) This Schedule 13D is being filed by Independence Holding Company (NASDAQ: INHO), a Delaware corporation ("IHC"), and Madison Investors.

Item 3 of Schedule 13-D "Source and Amount of Funds or Other Consideration" is amended as follows:

The total amount of funds expended by IHC for the purchase was $1,463,669 and was funded by working capital.

Item 4 of Schedule 13-D "Purpose of Transaction" is amended as follows:

On June 14, 2004, Madison Investors acquired 94,488 shares of Common Stock to which this Schedule 13D relates. These shares were acquired for investment purposes and to increase IHC's equity interest in the Company.

Except as set forth in this Item 4, IHC and Madison Investors do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13-D.

Item 5 of Schedule 13-D "Interest in Securities of the Issuer" is amended as follows:

(a) As of the date hereof, IHC owns an aggregate of 3,374,555 shares of Common Stock (including 2,761,154 shares owned by Madison Investors), representing approximately 40% of the outstanding shares of Common Stock based upon the 8,436,389 shares of Common Stock reported by the Company to be issued and outstanding as of May 14, 2004 as reported in the Company's Form 10-Q for the period ended March 31, 2004.

Except as described below, none of the persons identified in Item 2 hereof ("Item 2 Persons") beneficially owns any Common Stock:

Mr. Edward Netter, a director and/or officer of certain of the Item 2 Persons (see Exhibit A hereto) may be deemed to be a control person of IHC, whose ownership is set forth above.

Mr. Roy T.K. Thung, a director and/or officer of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of (pursuant to options exercisable within 60 days of the date hereof) and has the sole power to vote and dispose of 33,334 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Page 4 of 7 Pages

Mr. Steven B. Lapin, a director and/or officer of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 25,000 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Mr. Robert P. Ross, Jr., a director of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 20,000 shares of Common Stock in the name of Starboard Partners, L.P., (a limited partnership managed by an entity controlled by Mr. Ross ("Starboard"), constituting less than 1% of the outstanding shares of Common Stock.

Mr. James G. Tatum, a director of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 5,900 shares of Common Stock (including 2,000 shares owned by Mr. Tatum's wife), constituting less than 1% of the outstanding shares of Common Stock.

Mr. David T. Kettig, a director and/or officer of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 24,791 shares of Common Stock (including 19,791 shares pursuant to options exercisable within 60 days of the date hereof), constituting less than 1% of the outstanding shares of Common Stock.

Ms. Teresa A. Herbert, an officer of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 18,309 shares of Common Stock (including 15,209 shares pursuant to options exercisable within 60 days of the date hereof, and 600 shares owned by her children), constituting less than 1% of the outstanding shares of Common Stock.

Mr. C. Winfield Swarr, an officer of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and as the sole power to vote and dispose of 3,000 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Mr. Roy L. Standfest, an officer of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 1,000 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Mr. Alex Giordano, an officer of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of (pursuant to options exercisable within 60 days of the date hereof) and has the sole power to vote and dispose of 3,750 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Mr. H. William Smith, III, an officer of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 200 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Mr. Mark A. Musser, an officer of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 100 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Page 5 of 7 Pages

(b) IHC and Madison Investors each has sole voting power and sole dispositive power over the shares of Common Stock it beneficially owns.

(c) No person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof.

Item 6. Material to be Filed as Exhibits

Exhibit No. Description

99.2 Agreement of Joint Filing

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INDEPENDENCE HOLDING COMPANY

By: /s/ Teresa A. Herbert Teresa A. Herbert, Vice President

MADISON INVESTORS CORPORATION

By: /s/ Teresa A. Herbert Teresa A. Herbert, Vice President

Page 6 of 7 Pages

EXHIBIT 99.2

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-I (k) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of June 15, 2004.

INDEPENDENCE HOLDING COMPANY

By: /s/ Teresa A. Herbert Teresa A. Herbert, Vice President

MADISON INVESTORS CORPORATION

By: /s/ Teresa A. Herbert Teresa A. Herbert, Vice President

Dated: June 15, 2004

Page 7 of 7 Pages